

August 29, 2017

Peter Johnston
Chief Executive Officer
Tronox Limited
(ACN 153 348 111)
Lot 22 Mason Road
Kwinana Beach, WA, Australia 6167

      Re: **Tronox Limited**
            Preliminary Proxy on Schedule 14A
            Filed August 25, 2017
            File No. 001-35573

Dear Mr. Johnston:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Unaudited Pro Forma Condensed Combined Financial Data of Tronox and Cristal, page 16

1.   The caption on this page says "Tronox and Cristal" but the 2015 data excludes Cristal so please expand the 2015 column heading to state "Excluding Cristal".

Independent Auditor's Report, page F-2

2.   We note your response to our comment number 4 from our letter dated August 21, 2017. The BDO report language should be revised so as not to imply the 2015 reconciliation (in part) correlates to the fair presentation of the 2016 financial statements.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891 or Alfred Pavot, Staff Accountant, at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Kate McHale, Staff Attorney, at (202) 551-3464 or me at (202) 551- 3397 with any other questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction